

October 7, 2011

Via E-mail
Gary G. Friedman
Chairman and Co-Chief Executive Officer
Restoration Hardware Holdings, Inc.
15 Koch Road, Suite J
Corte Madera, CA 94925

> **Re:** **Restoration Hardware Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 9, 2011**
> **File No. 333-176767**

Dear Mr. Friedman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the offering price range, underwriting discounts and the number of shares. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank, such as portions of your capitalization and dilution tables, are completed.

2. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

4. Prior to the effectiveness of the registration statement, please have a representative of the exchange on which you will be listed contact us to confirm that your common stock has been approved for listing.

5. Please provide us with any gatefold information such as pictures, graphics, or artwork that will be used in the prospectus.

Prospectus Cover Page

6. We note that you have listed your joint book-running managers on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K. You may present other roles on the back cover page.

Prospectus Summary, page 1

7. Please revise the first paragraph under this heading to clarify that the prospectus summary highlights only the most significant or key aspects of the offering, as opposed to "some" information. Refer to the Instruction to Item 503(a) of Regulation S-K.

8. Please revise your prospectus to minimize or eliminate duplicative disclosures. In this regard, we note that the disclosures in the "Our Competitive Strengths" and "Our Growth Strategy" sections of your prospectus summary are substantially similar to disclosures made in the "Management's Discussion & Analysis" and "Business" sections of your prospectus. Your summary should be a brief overview of the key aspects of the offering and should avoid disclosure repeated in different sections that does not enhance the quality of the information. Refer to Item 503(a) of Regulation S-K and Note 4 to Rule 421(b) under the Securities Act.

9. We note your references in this section and throughout your prospectus to your status and reputation as a "design authority," a "curator of the finest historical design," "dominant assortments" and your "unmatched combination of design, quality and value." Your use of terms such as "authority," "finest," "dominant" and "unmatched," even if stated as your belief, are not likely to be substantiated given that they are tied to subjective areas of your business. Please consider using different terms or tell us why doing so would be inappropriate.

Our Company, page 1

10. Please disclose whether the following statements are based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus.

- "We participate in the highly fragmented, $143 billion U.S. home furnishings market . . . ." (page 3)

- "There are seven major categories in the housewares and home furnishings market, including: indoor furniture, textiles, dishes and flatware, bath, lighting, outdoor furniture, and carpets and floor coverings. Indoor furniture represented the largest percentage of the market in 2010 at 43%, or $62 billion in total sales, and textiles represented the second largest segment." (page 82)

Please also identify the third-party research firms to which you refer beginning at the bottom of page 4 and tell us supplementally whether you are affiliated with any such firm.

11. You state here and elsewhere in your prospectus that you "distributed approximately 46.5 million catalogs and your websites logged over 12.1 million unique visits." Elaborate upon these statements to quantify how many purchases were made via such sources in fiscal 2010 or tell us why these statistics are relevant to readers without such additional information.

12. Please balance your disclosure in this section with the risks you disclose in the risk factors. For example, you discuss your net revenue growth and increases in EBITDA without discussing your net losses in each of the last three fiscal years. Please revise. Please also balance the description of your competitive strengths and growth strategies with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plan. This comment also applies to your disclosure on pages 47-48 and 77-80.

Our Growth Strategy, page 3

Grow our Direct-to-Consumer Business, page 3

13. Please revise the first sentence to state, if true, that you plan to grow your direct business rather than you will grow your direct business, as there is no guarantee that you will be able to do so.

Our Market, page 4

14. We note your statement that "many home furnishings retailers were forced to close stores, dramatically scale back operations or lower prices" in 2007. Please balance this disclosure to acknowledge that you were also impacted by the weakening housing market, as you indicate on page 17. In doing so, clarify why you are uniquely positioned to gain market share considering this "disruption" should prove to be an opportunity available to all home furnishing retailers.

15. We note your disclosure in the first paragraph on page 5 that you target "high income" households and that "[a]ccording to third-party research, the higher income consumer group . . . comprises 50% of the total housewares and home furnishings market sales." Please clarify your references to "high income" and "higher income" households, with a view toward explaining to investors the consumers that you target.

Principal Equity Holders, page 5

16. Please also disclose the fact that your principal equity holders may acquire or hold interests in businesses that compete directly with you, or may pursue acquisition opportunities which are complimentary to your business, making such an acquisition unavailable to you, as you state in the last risk factor on page 32.

17. Please briefly describe how the Principal Equity Holders acquired their shares of common stock. Also disclose in tabular format in this subsection or under a separate heading in "Summary" any payments, compensation or the value of any equity that each of your Principal Equity Holders, directors or executive officers received or will receive in connection with the offering, including from:

• dividends on your common stock;

• equity awards granted or vested in connection with the offering; and

• any proceeds of this offering, as you indicate on page 37.

Summary Historical Consolidated Financial and Operating Data, page 10

18. We note you are providing a supplemental performance analysis for the *unaudited* rolling twelve month periods ended July 30, 2010 and July 30, 2011. Please address the following:

• Please expand your disclosure to explain why you have included the supplemental financial information and why the supplemental presentation is useful to investors;

- Please revise page 1 and throughout your filing to give prominence to your results based on your historical financial statements. Your supplemental comparable analysis should be in addition to any analysis based on your historical audited financial statements.

  Note this comment also applies to your Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure beginning on page 47 and elsewhere in your filing.

Risk Factors, page 14

19. Item 503(c) states that issuers should not "present risk factors that could apply to any issuer or to any offering." Please either eliminate such generic risks or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

- "Our operations are subject to risks of natural disasters . . . ." (page 27);

- "An active public market for our common stock may not develop . . . ." (page 29);

- "Our stock price may be volatile or may decline . . . ." (page 29);

- "If securities or industry analysts do not publish research . . . ." (page 31); and

- "We will incur increased costs as a result of becoming a public company . . . ." (page 33)

Risks Related to Our Business, page 14

Growth in our business may not be sustained, page 14

20. Please remove the figures pertaining to your net revenue growth and comparable store sales increases as they mitigate the point of the risk factor, or tell us why you are not required to do so.

Our operations have significant liquidity and capital requirements, page 18

21. You indicate in your risk factor that you are dependent upon cash flows from operating activities and borrowings under the Restoration Hardware, Inc. line of credit. To provide additional context for this risk factor, please revise to state the amount outstanding and the amount currently available to you under the line of credit.

22. We note your statement in this risk factor that you spent approximately $8 million in capital expenditures for the first six months of 2011. However, the unaudited

statement of cash flows on page F-40 lists capital expenditures of $12.1 million. Please revise or advise.

Fluctuations in our tax obligations and effective tax rate, page 28

23. We note your disclosure that transactions you have completed in the past and this offering may limit your ability to utilize your net operating loss carry-forwards. Please revise this risk factor to briefly describe the possible impact of any such limitation, including quantifiable information, if possible.

Forward-Looking Statements and Market Data, page 35

24. Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. In light of this, the second sentence of this section beginning "[a]ll statements other than statements of historical fact..." appears to be overly broad. Please narrow your statement accordingly or remove it.

25. We note that your disclosure in this section recites each of your previously stated risk factors. Considering that this disclosure is duplicative to your risk factor disclosure, please remove it or provide us with your analysis as to how it enhances the quality of the information provided. Refer to Note 4 to Rule 421(b) under the Securities Act.

Use of Proceeds, page 37

26. We note that your anticipated uses of proceeds are "to repay all or a portion of the outstanding amounts under the Restoration Hardware, Inc. revolving line of credit, for general corporate purposes, including working capital and capital expenditures, and to pay fees and expenses incurred in connection with this offering . . . ." Please revise your disclosure to state the approximate amount of proceeds to be used for each stated purpose. In this regard, we note that the amount of proceeds that you will use to repay amounts outstanding under the Restoration Hardware, Inc. line of credit and the amount you will use for general corporate purposes is unclear. Refer to Item 504 of Regulation S-K. Please also disclose the amount and expected use of proceeds in the event the underwriters exercise their over-allotment option.

27. Please also disclose the maturity date of your line of credit. Refer to Instruction 4 to Item 504 of Regulation S-K.

Capitalization, page 38

28. We note that you include cash and cash equivalents as part of your capitalization total. Please revise to remove cash and cash equivalents from this total.

29. Please revise to present the Reorganization separately from the sale of your common stock and repayment of your revolving line of credit to enable an investor to see the individual effects on your capitalization.

30. Refer to footnote (2) on page 39. Please disclose the nature of the additional cash payments to former employees that are due as a result of the initial public offering and separately disclose the amounts of such payments.

31. Please disclose the amount of unrecognized compensation expense for the unvested restricted shares of your common stock that will be issued under the Replacement Plan.

Selected Historical Consolidated Financial and Operating Data, page 42

32. Refer to footnote (g) on page 45 where you state, "represents non-cash impact of amortizing the net fair value adjustment to inventory recorded at the Acquisition over the period of inventory turn." We also read your disclosure on page 50 that the allocation of the purchase price had the effect of reducing the carrying value of inventory by $47.9 million. In this regard, we note you amortized this fair value adjustment as a benefit to cost of sales in the successor periods ended January 31, 2009, and January 30, 2010. Please explain to us and disclose what necessitated this significant downward fair value adjustment. Further, explain to us why a lower of cost or market adjustment was not required in the predecessor period.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Overview, page 47

33. Please revise to provide additional overview information that you use to determine trends and evaluate operating results that would help investors better assess your current and *future* prospects. Quantitative disclosure of the effects of known trends and uncertainties, including any impact on your liquidity and capital resources, should be provided if reasonably available. For example, we note your risk factor on page 17 discussing the general economic uncertainty over the last several quarters which has led to decreased discretionary spending. Please also disclose how you evaluate general macroeconomic trends, such as consumer confidence, when assessing demand for your products.

34. Please include a discussion of known trends, demands, commitments, events, or uncertainties that will have or are reasonably likely to have a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing or increasing in any material way. For example, please discuss any material trends or uncertainties regarding your transition to your "Design

Gallery" store format, your expansion into additional product categories and any potential geographic, including international, expansion. Refer to Item 303 of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Basis of Presentation and Results of Operations, page 51

35. Please expand your disclosure to clarify, if true, that Home Holdings succeeded to substantially all of the business of Restoration Hardware, Inc. and Home Holdings' own operations prior to the succession was insignificant relative to the acquired operations. Please refer to Rule 405 of Regulation C.

36. Please expand your table to include disclosure of growth in net revenues for outlets for each period presented as applicable.

37. Revise your disclosure to provide a chart which shows the number of new stores opened, maintained and closed for each fiscal period presented here and elsewhere within this section.

38. Please also disclose the net income or loss from operations for each of the periods included in this section, including the change in net income or loss and the reasons driving any material changes in net income or loss. Please also disclose the percentage increase or decrease in net income or loss for each period of comparison.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 54

39. Refer to your fiscal 2008 pro forma table on page 55 and your supplemental discussion of your results for Fiscal 2009 Compared to Pro Forma 2008 beginning on page 60. Revise your disclosure to indicate the pro forma information was prepared in accordance with Article 11 of Regulation S-X.

40. Please disclose your basis for not giving effect to your purchase accounting adjustments for inventory and customer relationships as disclosed in footnote (a) and (d) as if the Acquisition had occurred on February 3, 2008 or revise accordingly.

First Six Months of Fiscal 2011 Compared to First Six Months of Fiscal 2010, page 56

Net Revenues, page 57

41. Please expand your disclosure of net revenues to further explain the circumstances surrounding increases or decreases in your net sales. For example, for the first six months of fiscal 2011 compared to the first six months of fiscal 2010, please quantify to the extent practicable the increases in your net sales that were attributable to the

expansion of existing product categories, the addition of new products, increased catalog page circulation and your new Design Gallery format. Please also quantify the impact on your increase in direct sales into increases (or decreases) attributable to catalog sales and website sales. Alternatively, tell us why a revision to your disclosure would not facilitate an understanding of your business.

Gross profit, page 57

42. Please revise to clarify the impact of freight costs associated with delivering merchandise to your customers on your gross profit. In this regard, we note shipping and handling fees are recognized as revenue when delivered to your customers and the costs of shipping and handling are included in cost of goods sold. If you are referring to inbound freight costs, please revise to clarify this fact.

Fiscal 2010 Compared to Fiscal 2009, page 58

Gross profit, page 59

43. Please expand your disclosure to discuss the contribution to your gross profit derived from the decrease in your provision for sales returns relative to revenues in fiscal 2010.

Fiscal 2009 Compared to Pro Forma 2008, page 60

44. We note your Fiscal 2009 Compared to Pro Forma 2008 operating results discussion was derived from the unaudited pro forma financial information included in the filing. Please note we do not object to such a presentation if it is *supplementary* to a discussion based on the actual results derived from the financial statements included in your filing. Further, the supplemental pro forma presentation and discussion should be in addition to the historical discussion with no greater prominence. Please revise.

Fiscal 2009 Compared to the 2008 Successor Period, page 62

45. Please revise to include a discussion of your historical results of operations for the predecessor stub period February 3, 2008 through June 16, 2008. Please refer to Instruction 1 to Item 303(a) of Regulation S-K. We realize discussion of the stub period per se would not allow for comparisons to be made between annual periods therefore we do not object to your supplemental analysis and pro forma presentation for the year in which the acquisition took place. Your discussion of the stub period should focus on the key metrics of the period such as margin or expenses as a percentage of revenues. To the extent the stub period is subject to a seasonality factor, you should address that in your discussion. In addition, please include the predecessor period in your Cash Flow Analysis discussion beginning on page 65.

Liquidity and Capital Resources, page 64

46. We note your indication that funds generated from operations and the availability of borrowings under your line of credit or other financing arrangements will be sufficient to meet your working capital needs, anticipated capital expenditures and payments due under your revolving line of credit for the next 12 – 24 months. Please disclose your material commitments for capital expenditures as of the end of the latest fiscal period, the purpose of such commitments and the anticipated sources of funds necessary to fulfill such commitments. Please also discuss the nature of and amounts needed for future capital expenditure requirements. Please discuss any amounts you have budgeted for purposes of expanding into new product categories or geographic areas and expanding into your new Design Gallery format, as your plans disclosed elsewhere indicate, and the source(s) of liquidity you intend to use to finance such expansions.

Cash Flow Analysis, page 65

47. Please disclose the underlying reasons for changes in operating, investing and financing cash flows, including changes in identified working capital components. Refer to Item 303 of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Contractual Obligations, page 68

48. We note that the table provided in this section reflects $112.1 million due under your revolving letter of credit in 2012-2013. However, in the first paragraph under "Revolving Line of Credit" on page 67 you disclose that the maturity date on your line of credit is 2016. Please revise or advise.

Critical Accounting Policies and Estimates, page 68

Revenue Recognition, page 69

49. Please explain to us and disclose any significant variances observed with regard to your actual versus estimated shipping times for the fiscal year ended January 29, 2011, and for the six months ended July 30, 2011. In this regard, please summarize for us the results of your analysis including adjustments to revenue and deferred revenue, and explain to us the reasons for any material variances observed.

50. Please expand your disclosure here and elsewhere such as with regards to your discussion of the reserve for merchandise returns to discuss how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future. Refer to the Commission's Guidance Regarding Management's

Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

51. Please explain to us and disclose your policy for granting merchandise returns. Further, please explain to us and disclose how accurate your historical estimates have been with respect to estimating your merchandise returns, and how variances between actual and estimated returns are tracked and reviewed by management.

Gift Certificates and Merchandise Credits, page 69

52. Please expand your disclosure for unredeemed gift certificates to indicate whether or not gift certificates are sold with expiration dates. Please explain to us and disclose how you determine when the likelihood of redemption becomes remote.

Merchandise Inventories, page 69

53. Please disclose how accurate your inventory shrinkage estimates have been in the past and the impact of any adjustments made resulting from your annual physical inventory. Also please clarify what you mean by "actual obsolescence or shrinkage estimates," that is, explain how your estimates are actual.

Impairment of Goodwill and Long-Lived Assets, page 70

54. We note goodwill comprised approximately 24% of your total assets as of January 29, 2011. Please expand your disclosure to provide additional qualitative and quantitative factors that convey to investors the current and ongoing risks related to the recoverability of your goodwill as well as the risks that charges may need to be recorded in future periods. Please refer to Item 303 of Regulation S-K and Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350. In this regard, tell us and revise your disclosure to address the following:

- Percentage by which fair value of your reporting unit exceeded carrying value as of the date of the most recent test;

- Description of the methods and key assumptions used and how the key assumptions were determined;

- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible, for example: the valuation model assumes recovery from a business downturn within a defined period of time; and

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Notwithstanding the above comment, please summarize for us your most recent goodwill impairment test which supported the carrying value of your goodwill. In this regard, we note your historical net losses for the past three fiscal years ended January 29, 2011.

Stock-Based Compensation, page 71

55. Please tell us your proposed IPO price, when you first initiated discussions with your underwriters and when the underwriters first communicated their estimated price range and amount for your common stock. Also, update your discussion on page 71 on shared based compensation, as appropriate, with respect to the factors underlying the significant differences, if any, between the fair values of your recently issued Home Holdings performance based units which you indicate will convert into shares of your common stock and the estimated IPO price, whenever available.

Business, page 77

Our Company, page 77

56. Please revise this section to include the development of your business over the last five years, including a description of the reasons for and the acquisition of Restoration Hardware, Inc. by Home Holdings, LLC in June 2008. Refer to Item 101(a)(1) of Regulation S-K.

Our Growth Strategy, page 79

57. Please revise this section to clarify and better describe the status of your proposed business operations. For example, you state that you believe "there is substantial opportunity to continue to increase [y]our market share as more consumers are exposed to [y]our merchandise assortment" and that you "see a significant growth opportunity with [y]our full line Design Galleries" because these stores provide "an opportunity to increase sales, consolidate markets, reduce operating costs and enhance return on capital." Please revise your disclosure to provide the status of such conversions, a more detailed time frame for these events and provide the basis for your conclusions. Please note that these are examples only.

Our Products, page 82

58. We note that your products "embody the Restoration Hardware aesthetic." Please revise to explain what constitutes the "Restoration Hardware aesthetic."

59. We note the overview of your products on pages 83 and 84. Please revise to disclose your basis for or otherwise explain the following characterizations, with a view towards explaining to investors with whom you develop your products.

- Carlo Bertelli as a "master atelier";

- Mansour Rugs as a "4th generation, world renowned rug family"; and

- Jefferson Mack as a "master blacksmith craftsman."

Product Development, page 84

60. Please provide additional disclosure regarding your product development process, including whether you design products for your collections or whether you work with vendors and artisans to identify and source already-designed products. In this regard, please explain how your "network of artisan partners" acts as an extension of your development team.

Competition, page 91

61. Please characterize as your opinion the statement that your products are "market-leading products" and your statement that your products are "superior quality products" and "highly distinctive." Please also tell us the basis for your belief.

Management, page 94

Selection Arrangements, page 97

62. We note your disclosure that you expect to enter into a stockholders agreement with Home Holdings in connection with this offering that will provide for the designation of directors by Home Holdings. Please confirm that you will provide additional detail regarding this agreement once it has been entered into, including a brief description of any provision providing for the designation of directors by Home Holdings. Refer to Items 401(a) and 401(b) of Regulation S-K.

Executive Compensation, page 101

Base Salary, page 102

63. We note your discussion at the top of page 103 regarding increases in the base salaries of your named executive officers. Please briefly describe the circumstances surrounding such increases, including whether such increases were the result of an individual's performance, increased responsibilities, or otherwise.

Performance-Based Annual Cash Incentives, page 103

64. Please expand your disclosure to disclose your adjusted EBITDA targets and to include the achievement percentage applicable to each of your named executive officers, with a view toward explaining to investors how you arrived at the amounts disclosed in the table on page 104. Refer to Item 402(b)(1)(v) of Regulation S-K.

65. We note your disclosure in the paragraph following the table on page 104 that the compensation committee "retains wide discretion to interpret the terms of the MIP and to interpret and determine whether [y]our Adjusted EBITDA objectives have been met in any particular fiscal year." Please provide additional disclosure as to how your committee exercises such discretion, including the factors considered by the committee in exercising any such discretion. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Compensation Committee Review of Compensation, 108

66. We note that the compensation committee retained the services of Steven Hall & Partners, a compensation consultant, in connection with the committee's review of your executive compensation. Elaborate upon what the compensation consultant's findings were and what actions, if any, the committee took in response to such findings.

Summary Compensation Table, page 110

67. We note that this table, as well as the Grant of Plan-Based Awards table, reflect no stock awards made to Mr. Friedman, however, the disclosure on pages 105 and 106 seems to suggest otherwise. Please revise or advise.

Certain Relationships and Related Party Transactions, page 122

Our Policy Regarding Related Party Transactions, page 126

68. We note that related party transactions will be reviewed by the audit committee of your board of directors. Please revise your disclosure to describe the standard(s) that will be applied by the audit committee in determining whether to approve a related party transaction. Within this discussion, please include the various factors to be considered by the audit committee in making their determination. Refer to Item 404(b) of Regulation S-K.

Description of Capital Stock, page 129

69. We note your statements in the first paragraph of this section that your disclosure is "a description of some of the material terms and provisions of [y]our common stock

and preferred stock" and that your disclosure in this section is "not complete and is subject to, and qualified in its entirety . . . ." Please remove the qualifying language. Any summary or description of your capital stock in the prospectus is required to be materially complete.

Other Rights, page 130

70. You state that all outstanding shares are, and all shares offered pursuant to this prospectus will be, when sold, validly issued, fully paid and nonassessable. This is a legal conclusion that only counsel may make. Please revise to clarify, if true, that this is counsel's conclusion. You should also identify counsel and refer readers to the legality opinion.

Index to Consolidated Financial Statements, page F-1

Audited Financial Statements, page F-7

Notes to Consolidated Financial Statements, page F-11

Note 2 – Purchase Acquisition, page F-11

71. Please describe in detail your process for identifying *all* acquired intangible assets. In this regard, you disclose synergies and economies of scale were expected from the business combination. Given a holding company acquired the operating company it is not clear what synergies may have been present. Explain to us in further detail and disclose the nature of these synergies and if you have experienced meaningful economies of scale subsequent to the acquisition.

Note 3 – Significant Accounting Policies, page F-12

Sales Return Reserve, page F-18

72. Please clarify whether the reduction in sales is based on the gross profit of the related transactions or total estimated revenue related to estimated returns with a related credit to cost of sales. See FASB ASC 605-15-45-1.

Self Insurance, page F-18

73. We note you maintain insurance coverage for significant exposures. Please revise your disclosure to include a table showing year end balances of the reserve and additions, subtractions and adjustments made during the year.

Foreign Currency Translation, page F-21

74. We read your disclosure on page 16 that you purchased 84% of your merchandise from vendors located abroad in fiscal 2010. Please expand your Management's Discussion and Analysis of Financial Condition and Results of Operations to clarify your foreign currency exposure related to your purchases of imported goods, the origin of these purchases and the amounts of any gains or losses recognized for the past three fiscal years related to foreign currency transactions. Lastly, please revise here to disclose the amounts of gains or losses related to your foreign currency transactions. Refer to FASB ASC 830-20-50.

Note 12 – Related Party Transactions, page F-33

75. Please expand your disclosure regarding the Amended and Restated Management Service Agreement to include the term of the agreement, the amount of fees payable for services in each period and the amount of fees payable in connection with an initial public offering or how such fees payable are determined in accordance with the agreement.

Note 14 - Segment Reporting, page F-35

76. Please provide the enterprise revenue disclosure as required by paragraph 40 of FASB ASC 280-10-50.

Unaudited Condensed Consolidated Financial Statements, page F-38

Notes to Condensed Consolidated Financial Statements, page F-41

Note 13 – Retail Store and Office Closures, page F-50

77. Please provide the disclosures required by paragraph 1b of FASB ASC 420-10-50 as applicable.

Note 14 – Subsequent Events, page F-50

78. We note your disclosure that certain executives had loans outstanding due to the Parent to finance the purchase of units in the Parent. We further note that the loans were paid "[t]hrough reclassification . . . " of the units. Please clarify the following regarding the units:

- Please explain and provide us your journal entries to show how the loans were repaid by reclassification, that is, substituting one form of unit for another.

- If the executives that repaid their loans through reclassification are forgoing distributions until their loan amounts have been effectively repaid, please clarify this fact.

- If distributions are expected to be paid from the initial public offering proceeds, please state so.

- To the extent that all awards will vest with an initial public offering, please clarify this fact.

Please update your disclosure to state the amount of compensation charge recorded in connection with the reclassification.

Part II. Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-2

79. Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jim Allegretto for

Mara L. Ransom
Assistant Director

cc: Gavin Grover, Esq.
        Morrison & Forester LLP

        Stewart McDowell
        Gibson, Dunn & Crutcher LLP